October 17, 2005

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	NATCO Group Inc. – File No. 1-15603

Form 10-K/A for the Fiscal Year Ended December 31, 2004; Forms 10-Q

for the Quarters Ended March 31 and June 30, 2005

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of September 30, 2005. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Richard W. FitzGerald, Senior Vice President and Chief Financial Officer (713-685-8082) or, in his absence, Katherine Ellis, Senior Vice President & General Counsel (713-685-6183).

Sincerely,

/s/ John U. Clarke	/s/ Richard W. FitzGerald
John U. Clarke	Richard W. FitzGerald
Chairman & Chief Executive Officer	Senior Vice President & Chief
Financial Officer

Enclosures

Brookhollow Central III	Telephone: (713) 683-9292
2950 North Loop West, 7th Floor	Facsimile: (713) 812-6654
Houston, Texas 77092

US Securities & Exchange Commission

October 17, 2005

cc:	Scott Watkinson, Staff Accountant

Stop 7010

Jeanne Baker, Assistant Chief Accountant

Stop 7010

Bill Swanstrom

Locke, Liddell & Sapp

Eric Johnson

Locke, Liddell & Sapp

Al Kekish

KPMG LLP

RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

File No. 1-15603

October 17, 2005

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated September 30, 2005

Form 10-K/A for the Year Ended December 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings, including your interim filings where appropriate.

Response: We have provided proposed additional or revised disclosures as appropriate below. New language in the proposed revised disclosures is underlined and in bold to aid review.

Financial Statements, page 46

Consolidated Results of Operations, page 49

2.	We have reviewed your responses to comment four. Please provide us with additional information to help us understand the nature of services you characterize as “largely ancillary to [product] sales.” Please also tell us whether these services are billed separately from the purchase of your products.

Response: The bulk of the Company’s activities relate to the sale of products, parts and equipment. In certain instances there are labor or “service” charges to the customer related to the following activities:

•	Incidental labor to install parts and equipment that are quoted, ordered and invoiced on a bundled basis.

•	Incidental labor incurred to perform testing and start-up for installed or constructed equipment.

Customers are invoiced for parts, equipment and the above types of ancillary services in an aggregated amount on a single invoice. In addition, they are quoted, ordered and contracted for in that same manner.

Consolidated Statements of Cash Flows, page 49

3.	We have reviewed your response to comment five. The definitions of financing cash flows provided in paragraphs 18 and 20 of SFAS 95 do not include pension obligations acquired in a business combination. We note you believe your obligation is analogous to the repayment of amounts borrowed. However, the pension funds were not “borrowed” by you or your predecessor. The obligation was incurred as a result of services provided by the employees of your predecessor. Payments for services are specifically defined as operating cash flows by paragraph 23(b) of SFAS 95.

Please provide us with additional detailed information, including references to appropriate literature, supporting your classification of these cash flows as financing. Please separately address the pension obligation you acquired with the stock of the Combustion Engineering subsidiaries and the obligation you assumed in exchange for a cash payment in 2000.

Response: The assumed obligation for retiree medical, life and dental plans related to persons who had retired from the C-E Natco division of Combustion Engineering, National Tank Company, W.S. Tyler, Incorporated or American Premier Refractories prior to the 1989 leveraged acquisition by Cummings Point Industries, now known as NATCO Group Inc. (the Company). Please note that no pension obligations were transferred or assumed in connection with this transaction. Included in the transaction agreement was a provision that required Combustion Engineering to reimburse the Company for a substantial portion of the liability annually (approximately 66-2/3%), for a period of 10 years, based on a formula. Such reimbursements have been included in financing activity.

The Company believes the postretirement medical, life and dental obligations are appropriately characterized as financing activity because the retirees covered were never employed by the Company and the decision to assume the obligations was a financing determination made at the time of the 1989 acquisition. The estimated post-retirement liability directly impacted the purchase price for these assets and also affected the overall financing consideration and structure of the transaction. By assumption of the postretirement obligations, the Company was able to reduce its consideration for the acquisition and avoid additional financing at unattractive rates.

Although paragraph 23(b) of SFAS 95 provides that cash payments to employees for services represent cash flows from operating activities, the retirees who benefit from the payment of retiree medical obligations assumed in connection with the 1989 acquisition have never been employees of the Company. Consequently, the Company believes the terms of paragraph 23(b) are inapplicable.

Further, other provisions of SFAS 95 support alternate treatment when considered against the facts related to the Company’s acquisition of the postretirement benefit obligations. Paragraph 24 of SFAS 95 notes certain cash receipts and payments may have aspects of more than one class of cash flows and that the appropriate classification depends on the activity that is likely to be the predominant source of cash flows for the item. Paragraph 86 of SFAS 95 states that the Financial Accounting Standards Board “noted that the categories of operating, investing or financing activities are not clearly mutually exclusive. For items at the margin, a reasonable case often may be made for alternative classification.” (emphasis added) In addition, paragraph 87 provides “Notwithstanding the desirability of reasonably clear and precise definitions of the three categories of cash flows, the Board recognizes that the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.” (emphasis added) Thus, while there may be a presumption that an item falls into a certain type of activity, the nature of the item may permit a different classification.

Consistent with the provisions of SFAS 95 cited above, the nature of the Company’s postretirement obligations assumed in 1989 permits a different classification than operating activity – that of cash flows from financing activities. The Company believes it is acceptable to present the cash flows related to this assumed obligation as financing, rather than operating, activity based on the following factors:

•	Beneficiaries of the plan were already retired at the time of the acquisition and therefore were never at any time employees of the Company. Related expense of the postretirement benefit has never included a service cost element since only retirees before the acquisition were eligible. Further, the plans have had a finite term since the acquisition (that is, no new retirees have been added to the plans since the date the Company assumed the obligations).

•	Assumption of the obligation was an integral part of the consideration paid to the seller at the time of the acquisition. The predominant part of the cash flow activity related to the postretirement obligations assumed in 1989 relates to paying down the assumed obligation, which is more akin to a financing activity than an operating activity. By assuming this obligation, the Company was able to lower the consideration and related financing for this leveraged transaction.

•	These cash flows have been consistently shown as separate line items on the face of the Company’s consolidated statements of cash flows in the financing activities section prior to the time the Company went public in 2000. The Company’s S-1, as amended, contained this presentation.

•	Our past footnote disclosures in accordance with SFAS 106 requirements have clearly indicated to investors and other users of our financial statements the nature of the obligation and provide additional, detailed information on the costs, cash impacts and sensitivities.

•	The current treatment provides a clear picture of the Company’s ability to generate cash flow from operations in order to meet its long-term obligations.

We note that our response to comment five of the Staff’s prior comment letter included the statement “The Company agreed to assume the liability for a portion of these benefits as part of the acquisition agreement, and assumed the remainder by agreement in exchange for a cash payment to the Company received in January 2000.” More correctly, the statement should have said “The Company agreed to assume the liability for a portion of these benefits as part of the acquisition agreement.”, as the reference to the January 2000 payment appears to have caused confusion.

The background of the January 2000 payment follows. In 1996, the Company transferred the retiree medical obligations acquired in 1989 to three of its subsidiaries, including W.S. Tyler. The obligations remained on the consolidated financial statements of the Company, but the applicable liability also appeared on each subsidiary’s unconsolidated financial statements. In 1999, the Company sold W.S. Tyler and, as part of the sale, agreed to retain responsibility for the W.S. Tyler retiree medical obligations in exchange for $1.1 million. The accounting treatment for this obligation on a consolidated basis on the cash flow statement did not change as a result of the intercompany transfers in 1996 or the retention of responsibility for W.S. Tyler retiree medial costs at the parent company level in connection with the 2000 payment. Specifically, the cash receipts and cash payments for these items were identified in separate line items under cash flows from financing activities on the Company’s cash flow statements, consistent with the treatment of all of the retiree medical obligations acquired in 1989, addressed above.

Warranty Costs, page 53

4.	We have reviewed your response to comment eight. Please note that compliance with FIN 45 is a requirement of GAAP and therefore disclosures specified by FIN 45 should be included in the notes to your financial statements. Further, please note that warranty accruals are not a valuation or qualifying account required to be disclosed in Schedule II.

Response: We will comply with the requirements of FIN 45 and include the previously provided proposed revised disclosure in the notes to our financial statements in future filings.

Item 9A. Controls and Procedures, page 83

5.	We have reviewed your response to comment 11. Please revise your proposed disclosure to clarify that you believe that your “disclosure” controls are effective as of December 31, 2004.

Response: We will in future reports include the amended language specified. We note that this comment also applies to our quarterly reports on Form 10-Q. The proposed revised disclosure below reflects the amended language as it would appear in the first and third paragraphs of our Form 10-K/A, Item 9A, as further amended (see bold and underlined language) to respond to this comment.

Proposed revised disclosure:

Item 9A. Controls and Procedures

Controls and Procedures

Disclosure Controls and Procedures. We maintain controls and procedures designed to ensure that the information that we are required to disclose in the reports we file with or submit to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

***

As of December 31, 2004, we carried out an evaluation, with the participation of the Chief Executive and Chief Financial Officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) and of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, including but not limited to an assessment of the corrective actions taken with respect to the material weakness identified above, the Chief Executive and Chief Financial Officers believe that the Company’s disclosure controls and procedures are effective as of December 31, 2004. Management’s annual report on internal control over financial reporting is included in Item 8, Financial Statements and Supplementary Data, of this annual report.

The registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report is included in Item 8, Financial Statements and Supplementary Data, of this annual report.

***

Form 10-Q for the Quarter Ended June 30, 2005

Note 10 – Business Segments, page 14

6.	We have reviewed your response to comment 16. It is our understanding that the Oil & Water Technologies reporting segment is composed of two major lines of business, a) traditional and standard equipment, and b) built to order equipment. Previously, these were reported in separate segments. You state that these operations now comprise a single operating segment. Since discrete financial information was previously available, we assume your chief operating decision maker no longer regularly reviews standard equipment or built to order revenues or margins in order to make decisions about resources to be allocated. If true, please confirm this is so.

Response: The Staff’s assumption is correct. While information is available with respect to margins and revenues by product line, the chief operating decision maker makes capital and human resource allocation decisions based on overall segment results and does not review separate financial information for standard, traditional and built to order equipment.

As addressed in our prior response, the decision to reorganize the Company was made following the appointment of our new Chief Executive Officer, John U. Clarke, in December 2004, and the adoption of a new strategic plan and management structure. At that time, senior management and the Board of Directors recognized that the existing management structure inhibited the optimization of our assets, as well as global marketing, manufacturing, engineering and other key cross sharing service activities of the Company. Accordingly, the Company reorganized and restructured the reporting segments around the end-use markets for our core competencies/technologies (that is, oil and water technologies, gas technologies and automation and controls) with the goals of improving responsiveness to customers, creating new market opportunities, establishing clearer roles and responsibilities for the management team directed towards improving execution and to increase financial transparency of the business for our shareholders.

7.	It is unclear how decisions regarding the allocation of resources can be made without evaluating standard and built to order results separately given the different markets and customers served by these units. Please provide us with additional information to help us understand how this is done. Also, tell us what consideration you gave to the possibility that the chief operating decision making function is, in part, shared by your President.

Response: The customers and markets for standard and built to order equipment are not different and, in fact, there is a great deal of overlap and commonality between them. All products in the OWT group are marketed to a variety of end users, including major oil and gas companies, independents, national oil companies and engineering firms, on a worldwide basis. The decision between standard and built to order equipment for each of our customers is largely a function of intended application. While our built to order products generally involve a higher level of design specification and engineering, the marketing effort and point of contact within the Company is the same as that for standard equipment products.

Our President’s primary focus and expertise relates to global marketing activities across all segments, including project evaluation and bidding approach. The President also currently coordinates and directs the organization of the OWT segment, but has limited authority with respect to resource allocation and planning. The President is directly accountable to and maintains regular contact with John U. Clarke, our Chief Executive Officer, to discuss operating activities, financial results, forecasts and plans for the segment. In this capacity the President’s role is essentially that of segment manager for OWT as defined in SFAS No. 131, paragraph 14. The Chief Executive Officer has responsibility for assessing segment performance and allocating resources to all segments and, therefore, is the chief operating decision maker as defined in SFAS No. 131, paragraph 12.

8.	Please also provide us with a copy of the operating results information provided to your directors at the most recent board meeting.

Response: The Company will submit this material supplementally, and subject to a separate confidential treatment request.

9.	At a minimum, you should separately disclose your revenues from standard equipment, built to order equipment and other equipment for each period presented in accordance with paragraph 37 of SFAS 131.

Response: In future filings, we will revise our segment disclosure in the notes to our consolidated financial statements by adding the following proposed disclosure after our existing segment tables.

Proposed revised disclosure:

The following table provides further information on revenues by product line within the Oil & Water Technologies segment for the three and six months ended June 30, 2005 and 2004.

	For the three months Ended June 30,		For the six months Ended June 30,
	2005	2004	2005	2004
	(unaudited, in thousands)
Built to order	$21,460	$16,287	$42,286	$35,702
Traditional/standard/used equipment	33,682	25,638	65,521	46,469
Parts and services and other miscellaneous revenues	18,138	13,139	34,368	28,407
Eliminations	(690)	(1,357)	(2,580)	(2,339)

Total Oil & Water Technologies segment revenue	$72,590	$53,707	$139,595	$108,239